[Prestige Brands, Inc. Letterhead]

July 29, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Prestige Brands, Inc.
Exchange Offer for 8.25% Senior Notes due 2018
Registration Statement on Form S-4
Filed July 8, 2011
File No. 333-175411

Ladies and Gentlemen:

The above filing is an exchange offer by Prestige Brands, Inc. (the “Issuer”), and the guarantors (the “Guarantors”) listed on Schedule A to the above referenced registration statement on Form S-4 (the “Registration Statement”) with respect to the exchange of up to $100,024,000 aggregate principal amount of 8.25% Senior Notes due 2018 (together with the related guarantees, the “Exchange Notes”) for up to $100,000,000 aggregate principal amount of 8.25% Senior Notes due 2018 (together with the related guarantees, the “New Notes”), which were issued by the Issuer on November 1, 2010 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) and up to $24,000 aggregate principal amount of the Issuer’s outstanding unregistered 8.25% Senior Notes due 2018 (together with the related guarantees, the “Initial Notes”), which were issued by the Issuer on March 24, 2010 pursuant to Rule 144A and Regulation S under the Securities Act.  The New Notes and the Initial Notes were issued by the Issuer through Merrill Lynch, Pierce, Fenner & Smith Incorporated (f/k/a Banc of America Securities LLC) and Deutsche Bank Securities Inc., as the initial purchasers.  Herein, I refer to the New Notes, the Initial Notes, and the Exchange Notes collectively as the “Notes.”  The Exchange Notes will have terms and conditions substantially identical to the New Notes and the Initial Notes, and this filing is being made pursuant to the registration rights granted to the initial purchasers on behalf of holders of Notes.  The Issuer is making this exchange offer upon the terms and conditions specified by the SEC in no-action letters to Exxon Capital Holdings Corporation (available May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co., Inc. (available June 5, 1991) (“Morgan Stanley”) and Shearman & Sterling (available July 2, 1993) (“Shearman & Sterling”).

The Issuer also makes in the exchange offer and to the SEC the following representations and warranties consistent with Morgan Stanley and Shearman & Sterling:

1.           The Issuer has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and to the best of the Issuer’s information and belief, each person participating in the exchange offer will acquire the Exchange Notes in its ordinary course of business, is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.

Securities and Exchange Commission

2.           The Issuer, as stated fully in the prospectus included in the Registration Statement, will make each person participating in the exchange offer aware that if the Exchange Notes are being registered for the purposes of secondary resales, any security holder using the exchange offer to participate in the distribution of the securities to be acquired in the exchange offer cannot rely on the SEC’s position enunciated in Exxon Capital, Morgan Stanley or Shearman & Sterling, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.  The prospectus and the related letter of transmittal will clearly disclose such matters to the holders of the New Notes and the Initial Notes.

3.           The letter of transmittal and the prospectus will state that by accepting the exchange offer, the exchange offerees represent, warrant and covenant to the Issuer that they have not engaged in, and do not intend to engage in, a distribution of the Exchange Notes.  Furthermore, as provided in Shearman & Sterling, the Issuer represents that the exchange offer provides, and that to the best knowledge of the Issuer:

(i)
In connection with any resales of Exchange Notes received in exchange for the New Notes or the Initial Notes, any broker-dealer must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions;

(ii)
No broker-dealer has entered into any arrangement or understanding with the Issuer or any of its affiliates to distribute the Exchange Notes, and the Issuer will make each person participating in the exchange offer aware in the prospectus and the letter of transmittal that any broker-dealer that holds New Notes or Initial Notes for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for New Notes or Initial Notes pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes; and

(iii)
The prospectus and the letter of transmittal to be executed by an exchange offeree in order to participate in the exchange offer will contain provisions to the effect that if the exchange offeree is a broker-dealer holding New Notes or Initial Notes acquired for its own account as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such New Notes or Initial Notes pursuant to the exchange offer.  The prospectus and the letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission

Should you have any questions regarding this filing, please do not hesitate to contact Mark F. McElreath of Alston & Bird LLP at 212-210-9595.

On behalf of the Issuer,

By:	/s/ Eric S. Klee
Eric S. Klee
Secretary and General Counsel

On behalf of the Guarantors:

PRESTIGE BRANDS HOLDINGS, INC.
PRESTIGE PERSONAL CARE HOLDINGS, INC.
PRESTIGE PERSONAL CARE, INC.
PRESTIGE SERVICES CORP.
PRESTIGE BRANDS HOLDINGS, INC.
PRESTIGE BRANDS INTERNATIONAL, INC.
MEDTECH HOLDINGS, INC.
MEDTECH PRODUCTS INC.
THE CUTEX COMPANY
THE DENOREX COMPANY
THE SPIC AND SPAN COMPANY
BLACKSMITH BRANDS, INC.

By:	/s/ Eric S. Klee
Eric S. Klee
Secretary and General Counsel

cc:  Mark F. McElreath, Alston & Bird LLP